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                                                                    EXHIBIT 99.C


for this purpose include only the price of goods and materials paid to independent third parties and direct costs incurred by the General Partners or their Affiliates in the transaction, including overhead directly attributable to the transaction but excluding general and administrative overhead. Further, all such transactions between the Partnership and a General Partner or an Affiliate of a General Partner must be pursuant to the terms of a written contract between the Partnership and such General Partner or Affiliate which precisely described the services to be rendered or the goods or materials to be provided and the compensation therefor.

        These provisions are inconsistent with the direct management by the Partnership of its business, operations and affairs and the proposed restructuring wherein the Partnership and Murray Income Properties, Ltd.-84 will employ their own executive and managerial personnel, secretaries, accountants and other staff, rent office space, pay their own utility bills, and in general run their own business, operations and affairs and share expenses. Murray Income Properties, Ltd.-84 is an Affiliate of the Partnership. Consequently, this amendment proposes to create an exception to the scope of
Section 10.9 that would allow the Partnership, in conjunction with Murray Income Properties, Ltd.-84, to manage its own business and affairs and conduct its own operations through its own staff out of its own office and to share personnel, office and other general and administrative overhead expenses with Murray Income Properties, Ltd.-84. Further, the amendment allows the salaried personnel to be persons who are Affiliates of the General Partners so long as their compensation and benefits are comparable to the amounts that would be paid for their services if they were not Affiliates of a General Partner.

        The Amendment. A new paragraph is hereby added to the end of
Section 10.9 that reads as follows:

            "Notwithstanding anything contained in this Section 10.9 or elsewhere in this Agreement, the Partnership may directly conduct, operate and manage its business and affairs. The Partnership may employ, either alone or in association with Murray Income Properties, Ltd.-84, managerial and executive personnel, secretaries, accountants and other support staff in the conduct of the business, operations and affairs of the Partnership. If any person employed by the Partnership is an Affiliate of a General Partner (or if an Affiliate of a General Partner is employed by Murray Income Properties, Ltd.-84 and the Partnership is to reimburse Murray Income Properties, Ltd.-84 for a portion of the compensation and benefits paid to such person), the compensation and benefits paid by the Partnership (or by Murray Income Properties, Ltd.-84 as appropriate) for the services of such person shall be comparable to the amount that would be paid to such person if such person was not an Affiliate of a General Partner.
        The Partnership may reimburse Murray Income Properties, Ltd.-84 for that proportion of any expenditure made by Murray Income Properties, Ltd.-84 which the General Partners deem to be the fair, just and equitable share that should be borne by the Partnership and, conversely, the Partnership may pay, and seek reimbursement from, Murray Income Properties, Ltd.-84 for that proportion of any expenditure made by the Partnership which the General Partners deem to be the fair, just and equitable share that should be borne by Murray Income Properties, Ltd.-84."

                                Amendment No. 9

        Explanation of Amendment. Section 10.17 requires MRI to allocate 25% of its share of Cash Distributions from Operations to a "Repurchase Fund" for the purchase of Interests upon the request of a Limited Partner. MRI is permitted to commingle the amount allocated to the "Repurchase Fund" with other assets of MRI. To the present time, however, MRI has not been paid any Cash Distributions from Operations since the allocation and payment of Cash Distributions to MRI is subordinated to the prior receipt by the Limited Partners of a noncumulative 7% annual return from either Cash Distributions from Operations or Cash Distributions from Sales or Refinancings, or both, on their Average Annual Unreturned Invested Capital.

                                      (vi)
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        Since the amendments herein will reduce the allocation of Cash
Distributions from Operations to MRI from 8% to 3% and will reallocate 5% of such 8% to Crozier Partners (subordinate, of course, in each instance to the prior receipt by the Limited Partners of a noncumulative 7% annual return from either Cash Distributions from Operations or Cash Distributions from Sales or Refinancings, or both), this amendment will require both MRI and Crozier Partners, in the proportions of 3/8ths for MRI and 5/8ths for Crozier Partners, respectively, to allocate 25% of their respective shares of any such subordinated Cash Distributions from Operations to a "Repurchase Fund" to be established by each of them, respectively.

        The Amendment. The third and fourth sentences in Section 10.17 are hereby deleted and there is hereby substituted in lieu thereof the following three sentences:

        "MRI will allocate 25% of its share of Cash Distributions from Operations to a "Repurchase Fund" and Crozier Partners will allocate to a "Repurchase Fund" 25% of its 5% share of Cash Distributions from Operations that is subordinated to the prior receipt by the Limited Partners of a noncumulative 7% annual return from either
        Cash Distributions from Operations or Cash Distributions from Sales or Refinancings, or both, on their Average Annual Unreturned Invested Capital. MRI's share of Cash Distributions from Operations allocated to the Repurchase Fund will be commingled with other assets of MRI and Crozier Partners' share of Cash Distributions from Operations allocated to the Repurchase Fund will be commingled with other assets of Crozier Partners. Any repurchase of Interests pursuant to this Section 10.15 shall be in the proportions of 3/8ths by MRI and 5/8ths by Crozier Partners, respectively."

                                Amendment No.10

        Explanation of Amendment. Section 11.3 provides in respect of voting on any matter on which the Limited Partners are entitled to vote that each Limited Partner will be deemed to be "...the holder of only those Interests shown on Exhibit A, as amended by the last-filed certificate of limited partnership." The Texas Uniform Limited Partnership Act requires the filing of a certificate of limited partnership that lists the name and address of each limited partner of a limited partnership and the amount of the contribution of each limited partner to the partnership. The certificate of limited partnership filed in the office of the Secretary of State is authoritative as to the identity of limited partners. The Texas Uniform Limited Partnership also does not permit an owner of a limited partnership interest to be considered a "limited partner," with the voting and other rights appurtenant to that status, unless the owner is named in the certificate of limited partnership. The Texas Revised Limited Partnership Act that will be adopted by these amendments no longer requires that the identity of the limited partners be disclosed in the certificate of limited partnership filed in the office of the Secretary of State, which filing was often burdensome on limited partnerships and considered by some people to be an invasion of their financial privacy. Instead, the Texas Revised Limited Partnership Act requires the limited partnership to maintain records showing the name and mailing address of each partner and a written statement of the date on which each partner in a limited partnership became a partner. This amendment makes the records of the Partnership authoritative as to the identity of the holders of Interests entitled to vote on any particular matter that is submitted to a vote of the Limited Partners.

        The Amendment. The Last sentence of Section 11.3 is hereby amended to read as follows:

        "For purposes of determining the number of votes which he is entitled to cast, a Limited Partner shall be deemed to be the holder of only those Interests which are reflected as owned by him by the records of the Partnership."

                                     (vii)